Actuant Corporation
Fabrizio Rasetti
EVP, General Counsel & Secretary
N86 W12500 Westbrook Crossing
Menomonee Falls
WI 53051 USA
VIA EDGAR

October 29, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Notice of Disclosure Filed in Annual Report on Form 10-K under Section 29 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Actuant Corporation has made disclosure in its Annual Report on Form 10-K for the fiscal year ended August 31, 2018, which was filed with the U.S. Securities and Exchange Commission on October 29, 2018. Such disclosure is set out in the Notes to the Consolidated Financial Statements in the note titled "Note 16. Commitments and Contingencies".

Respectfully submitted,

ACTUANT CORPORATION

/s/ Fabrizio Rasetti

Fabrizio Rasetti
Executive Vice President, General Counsel and Secretary